Exhibit 12

HERTZ GLOBAL HOLDINGS, INC. AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES (UNAUDITED)

(In Thousands of Dollars Except Ratios)

	Successor	Successor	Predecessor	Predecessor
		For the periods from
	Year ended December 31, 2006	December 21, 2005 to December 31, 2005	January 1, 2005 to December 20, 2005	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Income (loss) before income taxes and minority interest	$200,651	$(33,218)	$574,906	$502,552	$237,492	$216,394
Interest expense	943,210	26,812	510,403	408,171	372,924	376,710
Portion of rent estimated to represent the interest factor	147,800	4,084	131,449	119,918	118,813	115,879
Earnings (loss) before income taxes, minority interest and fixed charges	$1,291,661	$(2,322)	$1,216,758	$1,030,641	$729,229	$708,983
Interest expense (including capitalized interest)	$949,405	$26,939	$513,275	$409,046	$373,522	$377,852
Portion of rent estimated to represent the interest factor	147,800	4,084	131,449	119,918	118,813	115,879
Fixed charges	$1,097,205	$31,023	$644,724	$528,964	$492,335	$493,731
Ratio of earnings to fixed charges	1.2	(a)	1.9	1.9	1.5	1.4

(a)             Earnings (loss) before income taxes, minority interest and fixed charges for the period ended December 31, 2005 were inadequate to cover fixed charges by $33.3 million.